Exhibit 99.1

PRESS RELEASE

PHAXIAM Therapeutics and Vetophage Announce
Strategic Research Collaboration

•Strategic research partnership between PHAXIAM Therapeutics and Vetophage, a biotechnology company specialized in veterinary phage therapy

•Combining expertise in the research of new phages and phage endolysins that could be applied to human health

•Exclusive phage and endolysin licensing options in human health for PHAXIAM Therapeutics

Lyon (France) and Cambridge (MA, US), October 03, 2023 – 10:05 pm CEST – PHAXIAM Therapeutics (Nasdaq & Euronext: PHXM) and Vetophage, a company specialized in phage therapy applied to animal health, announce the signature of a long-term strategic research partnership to combine their expertise in the research of new phages and phage-derived proteins (endolysins) in the fight against antimicrobial resistance.

Vetophage is a Lyon-based biotechnology company founded in 2017. It develops new tools to detect pathogenic bacteria and alternative solutions to antibiotics based on phages and endolysins to tackle antimicrobial resistance in animals.

Through its innovative technological platform, Vetophage benefits from a wide range of capabilities for the discovery, identification and characterization of phages and endolysins. The company enables PHAXIAM Therapeutics to screen its broad phage and endolysin bank targeting highly antimicrobial-resistant infections.

This agreement gives PHAXIAM Therapeutics exclusive licensing options on specified phages and endolysins in human health from the Vetophage platform, to further strengthen its product portfolio. This strategic partnership initiates the potential for future research and industrial collaborations that will capitalize on PHAXIAM's expertise, while strengthening its development program dedicated to the fight against antimicrobial resistance.

« The agreement with Vetophage is a significant milestone for PHAXIAM Therapeutics' development in the fight against severe resistant infections. We take a long-standing interest in the work carried out by the Vetophage teams, and we are delighted to collaborate with such a recognized player in the veterinary field to build bridges between phage therapy in animal health and for humans, the OneHealth approach being at the heart of today's healthcare strategies », said Thibaut Du Fayet, Chief Executive Officer of PHAXIAM Therapeutics. « This partnership reinforces our phage expertise and strengthens our competitive position in this field, enabling us to rapidly expand our phage portfolio for our most strategic programs. It also enables us to rapidly penetrate the technological field of endolysins, which are highly complementary to phages in our clinical applications. »

Mai-Huong Chatain, President of Vetophage, adds: « This new long-term agreement confirms the relevance of our strategy and the value of our bacteriophage expertise. The potential synergies between the infrastructure developed by PHAXIAM Therapeutics and our own technological platform are significant and will enable us to capitalize on our common knowledge of phage therapy to develop innovative treatments as quickly as possible, and thus fight antimicrobial-resistant infections in humans and animals. »

Florence Agostino-Etchetto, Chief Executive Officer of Lyonbiopôle, concludes: « I'm particularly proud of this collaboration between two Lyon-based biotech companies, both members of the Lyonbiopôle cluster and pioneers in their respective fields. This partnership, structured around the fight against antimicrobial resistance, a critical public health issue recognized worldwide, is an illustration of the dynamism and advanced level of maturity of our regional ecosystem around infectious diseases, in which our members are particularly involved. I am convinced

PRESS RELEASE

that this partnership will contribute to the development of the French phage therapy industry, now recognized as a strategic and sovereign technology at the European level. »

About Vetophage
Vetophage is an innovative company dedicated to the research and development of innovative solutions in the field of veterinary biotechnology. Founded in 2017, located in Saint-Priest (Lyon region) and with a team of 10 highly specialized employees, Vetophage leverages strong skills on the use of phages and phage-derived proteins to fight bacterial diseases in animals. Its technological platform is used to develop therapeutic and detection tools for animal health.

For further information, visit www.vetophage.fr

About PHAXIAM Therapeutics
PHAXIAM is a biopharmaceutical company developing innovative treatments for resistant bacterial infections, which are responsible for many serious infections. The company is building on an innovative approach based on the use of phages, natural bacterial-killing viruses. PHAXIAM is developing a portfolio of phages targeting 3 of the most resistant and dangerous bacteria, which together account for more than two-thirds of resistant hospital-acquired infections: Staphylococcus aureus, Escherichia coli and Pseudomonas aeruginosa.
PHAXIAM is listed on the Nasdaq Capital Market in the United States (ticker: PHXM) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: PHXM). PHAXIAM is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes.

For more information, please visit www.phaxiam.com

Contacts

PHAXIAM Eric Soyer COO & CFO +33 4 78 74 44 38 investors@phaxiam.com	NewCap Mathilde Bohin / Dušan Orešanský Investor Relations Arthur Rouillé Media Relations +33 1 44 71 94 94 phaxiam@newcap.eu

Vetophage
Christophe Chatain
Communication
Christophe.chatain@vetophage.fr